UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2007

Commission File Number: 000-31172

ALBERTA STAR DEVELOPMENT CORP.

(Translation of Registrant’s Name into English)

506 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F X      Form 40-F _______

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)]

Yes _______ No    X

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)]

Yes _______ No    X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12-g-3-3(b) under the Securities Exchange Act of 1934]

Yes _______ No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934,

the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alberta Star Development Corp.

(Registrant)

By  /s/ Tim Coupland

President & CEO

Date  October 19, 2007

ALBERTA STAR DEVELOPMENT CORP.

Suite 506 - 675 West Hastings Street ∙ Vancouver ∙ British Columbia ∙ V6B 1N2

Telephone:  (604) 681-3131    Facsimile:  (604) 408-3884

NEWS RELEASE

October 19, 2007	TSX-V Trading Symbol: ASX
OTC BB Trading Symbol: ASXSF

ALBERTA STAR SUCCESSFULLY COMPLETES A HIGH RESOLUTION RADIOMETRIC AIRBORNE SURVEY OVER THE MACINNIS LAKE URANIUM PROJECT

Alberta Star Development Corp. (the “Company”) listed on the TSX Venture Exchange (ASX) and on the OTCBB (ASXSF), is pleased to report that the Company has successfully completed a High Resolution Aeromagnetic Gradiometer-Radiometric Survey on the MacInnis Lake uranium project in Canada’s Northwest Territories. The Survey consisted of 2,093 line-kilometers at 100 meter line spacings and was flown by Fugro Airborne Surveys.  The Company believes that the Survey will provide valuable information which will further enhance uranium exploration capabilities by clearly showing high definition conductive uranium targets at the MacInnis Lake Uranium Project, NT.

The company intends to combine results from the Survey with archived historical drill results to assist the Company in its exploration drill targets to be scheduled for the summer of 2008. Drilling will be subject to receiving the required regulatory permitting.

The MacInnis Lake uranium claim block consists of 26,184.64 acres located in the Nonacho Basin 150 km northeast of Fort Smith, Northwest Territories and 145 miles northwest of the Athabasca Basin situated in northern Saskatchewan.

The MacInnis Lake Uranium Project and claim-block is known to have widespread surface uranium mineralization, and contains 28 high grade uranium outcrops that were drilled extensively by Shell Oil, Uranerz and PNC Exploration between 1954 and 1988.  All uranium exploration and drilling datasets have been archived and recorded by the Geological Survey of Canada and include;

the DUSSAULT, which has a non-compliant drill indicated inferred resource of 37,000 tons grading 0.17% U308 (the occurrence appears to be open down dip and along strike) and values of 0.84% U308  intersected over 2 feet and high-grade samples were recovered up to 28% U308.

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the COLE, with numerous trench samples with U308 values reported as high as 3.16%, 5.13% and 20%; and

the KULT, which has a surface showing 300m x 500m wide with surface  uranium and copper mineralization that returned grades up to 3.5% Copper and 3.3% U308.

The Company has recently completed all of the required assessment work and filings for the MacInnis Lake Uranium Project with the Mine Recorder’s office in Yellowknife, NT.

A Technical Report prepared in accordance with National Instrument 43-101 was previously completed on the MacInnis Lake Uranium Project and is accessible on SEDAR.  The historic information provided above predates NI 43-101 and is for reference only.  The reader should not infer or assert that the information is correct, reliable, relevant or accurate and it therefore should not be relied upon.

ALBERTA STAR DEVELOPMENT CORPORATION

Alberta Star is a Canadian mineral exploration company that identifies, acquires, and finances advanced stage exploration projects in Canada. Alberta Star is focusing in the discovery of base and precious metals and uranium deposits.

ALLAN FELDMAN-INVESTOR RELATIONS

Investors are welcomed to contact Mr. Allan Feldman, the Company’s Investor Relations and Corporate Communications Specialist at (604) 948-9663.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Tim Coupland. President and CEO

Alberta Star Development Corp.

Tel 604.681.3131           Fax 604.408-3884

www.alberta-star.com

ALBERTA STAR DEVELOPMENT CORP.

Tim Coupland

President & CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this News Release.

 This news release contains certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical fact, that address future production, reserve potential, exploration drilling,  exploitation activities and events or developments that the Company expects to occur, are forward looking statements.  Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans” “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur.  Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements.  Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.  Forward looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made.  The Company undertakes no obligation to update these forward-looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change.  For further information investors should review the Company’s filings that are available at www.sedar.com or contact Tim Coupland, President at (604) 681-3131